Mail Stop 3628

June 1, 2007

Via U.S. Mail & Facsimile (216) 696-0740
Joseph Kadow, Esq.
Executive Vice President
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

>   **Re: OSI Restaurant Partners, Inc.**
>   **Amendment No. 5 to Schedule 13E-3**
>   **Filed May 24, 2007**
>   **File No. 005-41973**
>
>   **Definitive Additional Materials Schedule 14A**
>   **Filed May 24, 2007**
>   **File No. 001-15935**

Dear Mr. Kadow:

We have reviewed your filings and have the following comments.

Definitive Additional Materials Schedule 14A

General

1. Please revise to specify how each filing person determined that the transaction is procedurally fair to unaffiliated security holders in light of the change in the vote required to adopt the merger, as described under Amendment to Original Merger Agreement on page S-4. Refer to Item 1014 of Regulation M-A.

2. It has come to our attention through news reports that, prior to settlement, OSI cancelled certain debt that had been previously issued in relationship to this transaction. Please tell us whether cancelling this debt prior to settlement will result in increased borrowing costs going forward or otherwise impacts the transaction in any way.

Background of the Merger, page S-9

3. It has come to our attention through news reports that filing persons may have had discussions with certain OSI security holders regarding increasing the

consideration paid to OSI security holders. We also note your disclosure in this section of the supplement of several communications held by your advisors with security holders. Please revise to describe any such negotiations or material contacts. Refer to Item 1005 of Regulation M-A.

Updated Financial Information, page S-28

4. Please revise to disclose the book value and ratio of earnings to fixed charges required by Item 1010(a) of Regulation M-A. Also, please clarify whether the financial information for the fiscal year ended December 31, 2006 is derived from audited financial statements; we note the subheading to your presentation that the information is unaudited.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9209. Please send all correspondence to us at the following ZIP code: 20549-3561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (216) 696-0740
        John Gherlein, Esq.
        Baker & Hostetler, LLP